UNITED STATED
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 4)*

                           BURNUP & SIMS INC.
               ------------------------------------------

                 Common Stock, $.10 Par Value Per Share
               ------------------------------------------
                     (Title of Class of Securities)

                             122565 10 4
               ------------------------------------------
                            (CUSIP Number)

                        Martin Nussbaum, Esq.
               Shereff, Friedman, Hoffman & Goodman
                          919 Third Avenue
                      New York, New York 10022
                          (212) 758-9500
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         March 11, 1994
               -----------------------------------------
        (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box ___ .

  Check the following box is a fee is being paid with the statement ___ .
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No. 122565 10 4                                      Page 2

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           National Beverage Corp.
- ---------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) ___
                                                                   (b) ___
- ---------------------------------------------------------------------------
3          SEC USE ONLY

- ---------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
- ---------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              ___
- ---------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- ---------------------------------------------------------------------------
NUMBER OF             7       SOLE VOTING POWER
SHARES                             -0-
BENEFICIALLY          -----------------------------------------------------
OWNED BY              8       SHARED VOTING POWER
EACH                               -0-
REPORTING             -----------------------------------------------------
PERSON                9       SOLE DISPOSITIVE POWER
WITH                               -0-
                      -----------------------------------------------------
                     10       SHARED DISPOSITIVE POWER
                                   -0-
- ---------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                   -0-
- ---------------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
- ---------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)

                 0.0%
- ---------------------------------------------------------------------------
14          TYPE REPORTING PERSON*
            CO

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE ATTESTATION.

    This Amendment No. 4, dated March 11, 1994 ("Amendment No.4"), to the Statement on Schedule 13D dated June 20, 1986 (the "Schedule 13D"), as previously supplemented and amended by Amendment No. 1 dated March 4, 1988 ("Amendment No.1"), Amendment No. 2 dated April 5, 1988 ("Amendment No. 2"), and Amendment No. 3 dated March 18, 1991 is filed by National Beverage Corp., a Delaware corporation ("NBC"), and relates to the common stock, par value $.10 per share (the "Common Stock"), of Burnup & Sims Inc., a Delaware corporation ("B&S"). The Schedule 13D together with Amendment No. 1, Amendment No. 2, and Amendment No. 3 are referred to hereinafter as the "Amended 13D". All capitalized terms used herein and not defined shall have the meanings set forth in the Amended 13D.

Item 4.               Purpose of Transaction.

Item 4 is hereby amended to add the following information:

    On March 11, 1994, NBC exchanged (the "Exchange") 3,153,847 shares of Common Stock owned by it, representing all shares of Common Stock owned by it, for a $17.5 million principal amount 14% subordinated debenture of NBC held by B&S and the next succeeding principal payments in the amount of $592,313 of a promissory note with an outstanding principal amount of $1,296,000 owed by NBC to Burnup. The Exchange was approved by the independent directors of the respective Boards of Directors of NBC and B&S and each of NBC and B&S received opinions from their respective independent financial advisors regarding the fairness of the transaction. After the Exchange, NBC has retained no ownership of the Common Stock.

Item 7.          Material to be Filed as Exhibits.

Exhibit No.

1.     Agreement dated March 11, 1994 between B&S and NBC.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                NATIONAL BEVERAGE CORP.
                                By:  \s\ Dean A. McCoy
                                Dean A. McCoy
                                Vice President


Dated:  March 16, 1994

                              EXHIBIT INDEX




  Exhibit No.                 Document                        Page No.

     1              Agreement dated March 11, 1994
                    between Burnup & Sims Inc. and
                    National Beverage Corp.

                                     AGREEMENT

        THIS AGREEMENT is made and entered into as of the 11th day of March,

   1994, by and between BURNUP & SIMS INC., a Delaware corporation ("Burnup"),

   and NATIONAL BEVERAGE CORP., a Delaware corporation ("NBC").

        WHEREAS, NBC owns 3,153,847 shares, equal to approximately thirty-six percent (36%), of the issued and outstanding common stock of Burnup; and

        WHEREAS, NBC is indebted to Burnup in the principal amount of

   $17,500,000, as evidenced by a  $17,500,000 14% Subordinated Debenture due November 1, 2000 (the "14% Subordinated Debenture"); and

        WHEREAS, NBC is indebted to Burnup in the principal amount of

   $1,371,430, as evidenced by a $2,050,000 Promissory Note dated April 30,

   1992 (the "Promissory Note"); and

        WHEREAS,  Burnup has entered into an Agreement dated as of October 15,

   1993 with the shareholders of Church & Tower, Inc., ("CT"), a Florida corporation, and Church & Tower of Florida, Inc. ("CTF"), a Florida

   corporation, pursuant to which Burnup shall acquire all of the issued and outstanding common stock of each of CT and CTF (the "Acquisition"); and

        WHEREAS, it is a condition to the Acquisition that NBC agree to dispose of all of the shares of common stock of Burnup owned by it pursuant to this

   Agreement;

        NOW,  THEREFORE,  in  consideration of the premises and the  mutual agreements and covenants set forth herein, the parties hereto do hereby agree as follows:

        1.   Redemption of Burnup Shares.   Subject to the terms and conditions

   hereof, Burnup agrees to redeem and purchase from NBC, and NBC agrees to sell to Burnup, all of the shares of Burnup common stock owned by NBC for a per share purchase price of approximately $5.736585 (the "Redemption").

        The purchase price for such shares shall be payable by cancellation of

   $17,500,000 of the principal amount of the 14% Subordinated Debenture and by crediting the next succeeding principal payments on the Promissory Note in the aggregate amount of $592,313.  The closing of the Redemption shall take place immediately following the closing of the Acquisition at the offices of White & Case, 200  South Biscayne Boulevard,  Suite 4900, Miami,

   Florida.  At the closing, NBC shall deliver to Burnup certificates representing the Burnup shares to be redeemed, together with stock powers

   duly executed to transfer such shares to Burnup.   Upon receipt of such

   certificates,  Burnup shall deliver to NBC duly executed instruments acknowledging cancellation of such principal amount of NBC indebtedness under the 14% Subordinated Indenture to Burnup and the original of the 14%

   Subordinated Debenture marked "Cancelled", and  NBC shall issue a new debenture to Burnup for the balance of the 14% Subordinated Debenture that is not prepaid, which new debenture shall contain the same terms and

   conditions as  the 14%  Subordinated Debenture.   At the closing, NBC agrees

   to pay Burnup all of the accrued and unpaid interest then due and payable on the principal amount  of the 14%  Subordinated Debenture which is cancelled and accrued and unpaid interest through the closing on the

   $592,313 principal amount of the Promissory Note.


        NBC represents and warrants to Burnup that, at the date of closing, the shares of Burnup to be so redeemed by Burnup from NBC shall be free and clear of any and all  claims,  liens,  mortgages,  pledges,  security interests,

   assessments, restrictions, encumbrances or charges of  any  kind.   Burnup

   represents and covenants  to NBC that, at the date  of closing, the principal amount  of the 14% Subordinated Debenture to  be so cancelled by Burnup shall be free  and clear of any and all claims, liens, mortgages, pledges, security interests, assessments, restrictions, encumbrances or charges of any kind.

        2.  Fairness Opinions.  Neither Burnup nor NBC shall have any obligation to perform its obligations  under this Agreement, and this Agreement shall be deemed  rescinded as if it had never  been entered into, unless, prior to the

   Redemption,  (i) the  Board  of Directors  of  Burnup receives  the  fairness opinion of Painewebber Incorporated,  in acceptable form, to the  effect that the Redemption is fair to the stockholders of  Burnup, other than NBC, from a financial point  of view,  (ii) the  Board of Directors  of NBC  receives the fairness  opinion of  Bear, Stearns &  Co. Inc.,  in acceptable  form, to the effect that the Redemption is fair to the stockholders of NBC, other than IBS

   Partners Ltd. and any  of its affiliates, from a financial point of view, and

   (iii) the Acquisition shall have been consummated.


        3.  Conditions  of Burnup to the Closing.  In addition to the conditions set forth in  paragraph 2 hereof, the obligation of  Burnup to consummate the

   transactions  contemplated  by  this  Agreement  shall  be  subject  to   the

   fulfillment of each of the following conditions:


        (a)  From the  date of  this Agreement  until the  date of  the closing,

   there shall not have been any change  in the business of NBC which would have a material adverse effect on the financial condition of NBC.

        (b)  The representations and warranties of NBC set forth herein shall be true  and correct  in all  material respects  on and  as of  the date  of the closing.

        (c)  The  respective Boards of Directors (and, to the extent required, a committee  of the  Board of  Directors)  of NBC  and Burnup  shall have  duly approved and/or ratified the execution and delivery of this Agreement and the transactions to be consummated hereby.

        (d)  There shall  be no  litigation pending  or, to  Burnup's knowledge,

   threatened,  which   would  adversely  affect  the   execution,  delivery  or

   enforceability of this Agreement, or the ability of Burnup to perform its obligations in accordance with the terms hereof, or which would have a material adverse effect on the financial condition of Burnup.

        (e)  Neither a  voluntary  case  or  other proceeding shall have  been commenced by NBC or Burnup, nor an involuntary case or other proceeding shall

   have  been  commenced  against   NBC   or   Burnup,  seeking  liquidation,

   reorganization or other relief with respect to itself or its debts under any bankruptcy,  insolvency or  other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian,  or other similar official of it or any substantial part of its property.

             (f)  All  consents,  approvals,  orders  or authorizations  of,  or registrations, declarations or filings with, any court, administrative agency or  commission or  other  governmental authority  or instrumentality,  or any other person or entity required in order to permit the execution and delivery of this Agreement by Burnup or the consummation by Burnup of the transactions contemplated hereby shall have been obtained.

             (g)  Burnup  shall  have received  an  opinion of  counsel  to NBC,

   Shereff,  Friedman, Hoffman  & Goodman,  in  form reasonably  satisfactory to

   Burnup, with regard to the matters set forth on Exhibit A annexed hereto.


        4.   Conditions  of NBC to  the Closing.  In  addition to the conditions set  forth in  paragraph 2 hereof,  the obligation  of NBC  to consummate the

   transactions  contemplated  by  this  Agreement  shall  be  subject  to   the

   fulfillment of each of the following conditions:

             (a)  From the date of this Agreement until the date of the closing,

   there shall not have  been any change in  the business of Burnup  which would have a material adverse effect on the financial condition of Burnup.

             (b)  The representations and warranties  of Burnup set forth herein shall be true and correct  in all material respects on and as of  the date of the closing.

             (c)  The respective Boards  of  Directors  (and,  to  the  extent required, a committee of the Board of Directors) of Burnup and NBC shall have duly  approved and/or ratified the  execution and delivery  of this Agreement and the transactions to be consummated hereby.

             (d)  There shall be no litigation pending or, to NBC's knowledge,

   threatened,  which would  adversely  affect  the   execution,  delivery  or

   enforceability  of this Agreement,  or the ability  of NBC  to  perform its obligations  in accordance  with  the terms  hereof, or which  would have a material adverse effect on the financial condition of NBC.

             (e)  Neither a voluntary case or other proceeding shall have been commenced by Burnup or NBC, nor an involuntary case or other proceeding shall

   have   been  commenced  against   Burnup   or   NBC,  seeking  liquidation,

   reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or  other similar law now or hereafter in effect  or seeking the appointment of a trustee, receiver,  liquidator, custodian,  or other similar official of it or any substantial part of its property.

             (f)  All  consents,  approvals,  orders  or  authorizations  of, or registrations, declarations or filings with, any court, administrative agency or  commission  or other  governmental authority  or instrumentality,  or any other person or entity required  with respect to NBC  in order to permit  the execution and delivery of this Agreement by NBC or the consummation by NBC of the transactions contemplated herein shall have been obtained.


        5.  Representations and Warranties.  Each party to this Agreement hereby represents and  warrants to the  other as  of the date  hereof and as  of the closing date as follows:

             (a)  The party  is a  corporation duly organized,  validly existing and in good standing under the laws of the State of Delaware.

             (b)  The party has full corporate power and authority to enter into this Agreement and perform its obligations hereunder, and the party has taken all  corporate  action (except  for  actions  to be  taken  by  the Board  of

   Directors   and/or  committees   thereof  to   effectuate  the   transactions

   contemplated by this Agreement.

             (c)  Except as set forth  in Schedule 5(c) attached hereto  and for approvals  by  the  Board  of  Directors  and/or  committees  thereof  (which approvals shall  have  been obtained  as of  the closing  date), no  consent,

   approval,  order or authorization of,  or registration, declaration or filing with,  any court, administrative  agency or commission  or other governmental authority or instrumentality, or any other person or entity is required by or with respect to  the party in order to  permit the execution and  delivery of this  Agreement  by  the  party  or the  consummation  by  the  party  of the transactions contemplated herein.

             (d)  This Agreement has  been duly executed  and delivered by  such party  and constitutes  the  valid  and  binding  obligation  of  the  party,

   enforceable   against  it  in  accordance  with  its  terms,  except  as  the enforcement  thereof may  be  limited by  applicable bankruptcy,  insolvency,

   reorganization, moratorium or similar laws affecting creditor's  rights or by the principles governing the availability of equitable remedies.

             (e)  The  execution   and  delivery  of  this   Agreement  and  the

   completion  of the transactions contemplated herein will not conflict with or result in  the breach of  the Certificate of  Incorporation or Bylaws  of the

   party  or any order, judgment, decree, statute, law, regulation, indenture or material agreement to which the party is subject.


        6.   Representations and  Warranties of NBC.  NBC  hereby represents and warrants  to Burnup  as of  the date  hereof and  as of  the closing  date as follows:

             (a)  NBC owns 3,153,847 shares of the  issued and outstanding common stock of Burnup.  NBC owns all of  such shares free and clear of all

   claims,  liens,  mortgages,   pledges,   security  interests,  assessments,

   restrictions, encumbrances or charges of any kind.

             (b)  NBC  is  not insolvent  under applicable  Federal and  state bankruptcy law  and  will not  be  rendered  insolvent  by the transactions contemplated hereby and, after giving effect to such transactions,  NBC will not  be left with unreasonably small capital  with which  to engage  in its business.


        7.   Termination Date.  In the event the transactions described herein have not taken place on or before March 31, 1994, then this Agreement shall be deemed rescinded as if it had never been entered into, and neither party shall have any further obligations or liabilities to the other with respect to the matters set forth herein.


        8.   Termination of Registration Rights  Agreement.  The agreement dated as of February 8, 1991, by and between Burnup and NBC granting certain rights to NBC to register its shares of the common stock of Burnup, shall  be deemed terminated  and  of no  further force  and  effect upon  consummation  of the transactions contemplated hereby.


        9.   Miscellaneous.

        (a)  This Agreement shall be binding upon,  and inure to the benefit of,

   the parties  hereto and  their respective  successors and  permitted assigns.

   Except to the extent  expressly permitted herein, this  Agreement may not  be assigned without the prior written consent of the other party hereto.

        (b)  Any  and all  fees,  costs  and expenses incurred  by  a party in connection with the negotiation, preparation or performance of this Agreement shall be borne by the respective party incurring such expenses.

        (c)  Each party  represents and  warrants to  the  other party  that the contracts and  negotiations relative to  this Agreement and  the transactions contemplated hereby have been arrived on in such a manner as not to give rise to  any liability  to the  other  party for  a  broker's, agent's,  finder's,

   advisor's or similar fee  or commission in connection with this  Agreement or the transactions which are subject hereof, and each party agrees that it will indemnify and hold harmless the other party from any loss, liability, cost or expenses  accruing  from  or  resulting  by  reason  of its  breach  of  this provision.

        (d)  This  Agreement  shall  constitute  the  entire  understanding  and agreement between the parties regarding the subject matter hereof.

        (e) No amendment, modification, waiver or discharge of this Agreement or any  provision hereof shall be effective against any party, unless such party shall have consented thereto in writing.

        (f) Each of  the parties to this Agreement, when  requested by the other party,  shall  execute  and  deliver  all  documents  and  perform  all  acts reasonably  requested by  the  other  party  in  order  more  effectively  to consummate  any of the transactions  contemplated hereby, and  shall give all reasonable and  necessary cooperation with respect to  any reasonable matters relating to the transactions contemplated by this Agreement.

        (g)  All notices,  requests,  claims, demands  and other  communications required or allowed  under this Agreement  shall be in  writing and shall  be deemed  given upon (i)  hand-delivery, or (ii)  deposit of  same with Federal

   Express (or  similar overnight courier  service), and correctly  addressed to the party for whom  it is intended at the address given  below, or such other address as may have been most specified by a notice given as aforesaid:

   If to Burnup:                 Burnup & Sims Inc.
                                 One North University Drive
                                 Ft. Lauderdale, Florida  33324
                                 Attn.:  President

   with a copy to:               Michael Brenner,  Esq.

                                 General Counsel
                                 Burnup & Sims Inc.
                                 One North University Drive
                                 Ft. Lauderdale, Florida   33324

   If to NBC:                    National Beverage Corp.
                                 One North University Drive
                                 Ft. Lauderdale, Florida   33324
                                 Attn.:  President

   with a copy to:               Shereff, Friedman, Hoffman &
                                    Goodman
                                 919 Third Avenue
                                 New York, New York   10022
                                 Attn.:  Martin Nussbaum, Esq.


        (h) This Agreement shall be construed and governed for all purposes by the laws of the State of New York without giving effect to the principles of conflicts of laws thereof.

        IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.



                                 BURNUP & SIMS INC.

                                 By: \s\George R. Bracken
                                     ____________________________
                                     Its: Vice President

                                 NATIONAL BEVERAGE CORP.

                                 By: \s\Joseph Caporella
                                     _____________________________
                                     Its: Executive Vice President